UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

WAHED REAL ESTATE FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware	39-2419888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27 East 28th Street, 8th Floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

Item 3. Financial Statements

WAHED REAL ESTATE FUND I LLC

A Delaware Limited Liability Company

Unaudited Financial Statements

As of and for the period from March 19, 2025 (Inception) through June 30, 2025

WAHED REAL ESTATE FUND I LLC

WAHED REAL ESTATE FUND I LLC

UNAUDITED BALANCE SHEET

As of June 30, 2025

ASSETS
Current Assets:
Cash and cash equivalents	$-
Deferred offering costs	40,547
Total Current Assets	40,547

TOTAL ASSETS	$40,547

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable	$-
Due to related party	40,547
Total Current Liabilities	40,547

Member’s Equity	-

TOTAL LIABILITIES AND MEMBER’S EQUITY	$40,547

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

UNAUDITED STATEMENT OF OPERATIONS

For the period March 19, 2025 (Inception) through June 30, 2025

Revenue:
Total Revenue	$-

Expenses:
Total Expenses	-

Net Income (loss)	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

UNAUDITED STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the period March 19, 2025 (Inception) through June 30, 2025

Total Member’s Equity

Balance at March 19, 2025	$-
Net Income (loss)	-
Contribution from Members	-
Distribution to Members	-

Balance at June 30, 2025	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

UNAUDITED STATEMENT OF CASHFLOWS

For the period March 19, 2025 (Inception) through June 30, 2025

Cash flows from operating activities
Net Income (loss)	$-
Adjustment net income (loss) to net cash to net cash provided by (used in) operating activities:
Changes in operating assets and liabilities, net of effects of Businesses acquired:	-
Net Cash provided by (used in) operating activities	-

Cash flows from investing activities
Net Cash provided by (used in) investing activities	-

Cash flows from financing activities
Proceeds from loan from related parties	35,000
Advances from related parties	5,547
Deferred offering costs	(40,547)
Net Cash provided by (used in) financing activities	-

Net change in cash	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	$-

See accompanying notes, which are an integral part of these unaudited financial statements.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

NOTE 1: NATURE OF OPERATIONS

Wahed Real Estate Fund I LLC (the “Company”) is a Delaware limited liability company formed on March 19, 2025 under the laws of Delaware, for which Wahed Financial, LLC is the managing member (the “Manager”). The Company intends to allocate the majority of the net proceeds from its Regulation A offering to identify, acquire, maintain and manage a diversified portfolio of single-family residential real estate properties.

As of June 30, 2025, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s fiscal year end is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statement of operations, statement of changes in member’s equity and cash flows for the period from March 19, 2025 (inception) through June 30, 2025 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2025 and the results of its operations and its cash flows for the period from March 19, 2025 (inception) through June 30, 2025. The financial data and other information disclosed in these notes related to the period from March 19, 2025 (inception) through June 30, 2025 are also unaudited. The results for the period from March 19, 2025 (inception) through June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period. In the opinion of management, all adjustments necessary in order to make the unaudited financial statements not misleading have been included.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

Risk and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Cost

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below. As of June 30, 2025 the Company has deferred $40,457 of offering costs.

The Company will reimburse the Manager for out-of-pocket expenses in connection with the Company’s organization and offering expenses, up to a maximum of 1.00% of the gross offering proceeds.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 -	Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of June 30, 2025.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in this financial statement. Income from the Company is reported and taxed to the member on its individual tax return. The Company intends to elect to be taxed as a corporation. In the Manager’s sole discretion, the Company is permitted, but not required, to elect to be taxed as a REIT.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues or profits as of June 30, 2025 (inception), and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

No capital has been contributed to the Company as of June 30, 2025.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

The Company is managed by Wahed Financial, LLC (the “Manager”), a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company.

Distributions to the holders of the Company’s common shares will be allocated on an equal per-share basis.

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash.

No member shall be entitled to withdraw or receive a return of their capital contribution, except to the extent, if any, that distributions made pursuant to the operating agreement or upon dissolution or termination of the Company may be considered as such by law, and then only to the extent provided for in the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, Wahed Financial LLC, the Manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management services to the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Manager has power and authority on behalf of the Company to amend the operating agreement.

Asset Management Fee

The Company shall pay the Manager a quarterly asset management fee at an annualized rate of 0.75%, payable in arrears, which shall initially be calculated based on the Company’s net offering proceeds as of the end of each calendar quarter. Following the first net asset value (“NAV”) calculation date, the asset management fee shall be calculated based on the Company’s NAV as of the end of the most recently completed quarterly period, or such other period as may be determined by the Manager in its sole discretion, provided that such period shall not be less frequent than annually. The Manager may, in its sole discretion, adjust the amount of the asset management fee from time to time, and any such changes shall be publicly disclosed by the Company in accordance with applicable law.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

Sourcing Fee

The Company shall pay a sourcing fee in an amount not to exceed three and one-half percent (3.0%) of the total purchase price of any property in which the Company acquires an equity interest. Such sourcing fee shall be payable to the Manager, as determined in the sole discretion of the Manager.

Disposition Fee

The Company will reimburse the Manager for actual expenses incurred on the Company’s behalf in connection with the liquidation of equity investments in real estate, including closing costs, and the Company will pay 6.0% of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the six percent (6.0%) charged to the Company and (ii) responsible for any fees in excess of the six percent (6.0%).

Other Services

The Company may retain certain of the Manager’s affiliates, from time to time, for services relating to the Company’s investments or operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, special servicing services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to the Company’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

Redemption Fee

Except in the case of exceptional redemptions, the redemption price may be reduced by a fee paid to the Manager as compensation for the administration of the Company’s redemption program.

WAHED REAL ESTATE FUND I LLC

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

As of and for the period March 19, 2025 (Inception) through June 30, 2025

Reimbursement of Expenses

The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse members of the Company for such expenses incurred by them in connection with the Company’s operations, as decided in the Manager’s sole discretion. The Company shall pay or reimburse the Manager and its affiliates for the following:

•	Organization and Offering Expenses: The Company will reimburse the Manager for out-of-pocket expenses in connection with organization and offering expenses up to a maximum of 1.0% of the gross offering proceeds.

•	Origination Expenses: The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment whether or not the Company ultimately acquires or originates the investment.

•	Operating Expenses: The Company will reimburse the Manager or its affiliates for out-of-pocket expenses incurred in connection with the operation, and management of the Company and its investments. Reimbursable expenses may include costs related to legal, accounting, tax, insurance, due diligence, travel, financing, property management or special servicing of any property, and other services performed by third parties, affiliates, or internal personnel, to the extent such services are provided for the benefit of the Company.

Distributions

Distributable cash, as determined by the Manager, will be distributed upon the final accounting of net results from the sale of a property or upon liquidation of the Company, subject to available cash. Distributable cash shall be applied and distributed 100% to the members (pro rata to their interests and which, for the avoidance of doubt, may include the Manager and its affiliates).

Due to Related Party

As of June 30, 2025, Wahed Financial LLC, the Manager of the Company, has paid a payment of $40,547 for deferred offering costs on behalf of the Company, which remain payable as of June 30, 2025. The balance bears no interest and is considered payable on demand. On July 8, 2025, the Company entered into a formal agreement around the loan of $35,000. The remaining $5,547 continues to be payable on demand without a formal agreement.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 8: SUBSEQUENT EVENTS

On October 20, 2025, the Company filed an offering statement on Form 1-A in connection with its Regulation A offering. The offering statement was qualified on December 19, 2025 and the offering commenced shortly thereafter. As of the date of these financial statements, the Company has not received any proceeds from the offering.

Management has evaluated all subsequent events as of March 06, 2026 and there are no additional material events requiring disclosure or adjustment to the financial statement.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Wahed Real Estate Fund I LLC (1)
2.2	Limited Liability Company Agreement of Wahed Real Estate Fund I LLC (1)
4.1	Form of Subscription Agreement (1)
6.1	Dalmore Agreement (1)
6.2	Form of License Agreement (1)

(1)	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (Commission File No. 24-12677 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 6, 2026.

Wahed Real Estate Fund I LLC

a Delaware limited liability company

By	Wahed Financial LLC, a Delaware corporation Its: Manager

	By:	/s/ Ahmar Shaikh
	Name:	Ahmar Shaikh
	Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Ahmar Shaikh
Name:	Ahmar Shaikh
Title:	Manager, Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer and principal accounting officer) of Wahed Financial LLC

Date: March 6, 2026

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